UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

American Apparel, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

023850 100

(CUSIP Number)

Jacob Capps
Lion/Hollywood L.L.C.
c/o Lion Capital (Americas) Inc.
100 Wilshire Blvd, Suite 1400
Santa Monica, CA 90401
Tel.: (310) 800-1000

Copy to:

Paul Cooper
Lion Capital LLP
21 Grosvenor Place
London SW1X 7HF
United Kingdom
Tel.: +44 20 7201 2222

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 29, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion/Hollywood L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,606,025
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,606,025
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%†
14	TYPE OF REPORTING PERSON (See Instructions) OO

† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 110,449,569 shares of Common Stock outstanding as of November 8, 2013, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2013 and filed on November 14, 2013.

Page 2 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,606,025*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,606,025*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 110,449,569 shares of Common Stock outstanding as of November 8, 2013, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2013 and filed on November 14, 2013

Page 3 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital (Guernsey) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,606,025*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,606,025*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 110,449,569 shares of Common Stock outstanding as of November 8, 2013, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2013 and filed on November 14, 2013.

Page 4 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II B, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,606,025*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,606,025*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 110,449,569 shares of Common Stock outstanding as of November 8, 2013, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2013 and filed on November 14, 2013.

Page 5 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital Fund II SBS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,606,025*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,606,025*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 110,449,569 shares of Common Stock outstanding as of November 8, 2013, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2013 and filed on November 14, 2013.

Page 6 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital General Partner II LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,606,025*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,606,025*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 110,449,569 shares of Common Stock outstanding as of November 8, 2013, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2013 and filed on November 14, 2013.

Page 7 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lion Capital LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,606,025*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,606,025*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%†
14	TYPE OF REPORTING PERSON (See Instructions) PN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 110,449,569 shares of Common Stock outstanding as of November 8, 2013, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2013 and filed on November 14, 2013.

Page 8 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Lyndon Lea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom and Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,606,025*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,606,025*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 110,449,569 shares of Common Stock outstanding as of November 8, 2013, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2013 and filed on November 14, 2013.

Page 9 of 14 Pages

CUSIP No. 023850 100

1	NAMES OF REPORTING PERSONS Robert Darwent
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,606,025*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,606,025*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,606,025*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[X] See Item 5
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%†
14	TYPE OF REPORTING PERSON (See Instructions) IN

* The Reporting Person disclaims beneficial ownership as described under Item 5.
† The percentage of the class of Common Stock represented by the shares that are subject to this Schedule 13D is based on an aggregate of 110,449,569 shares of Common Stock outstanding as of November 8, 2013, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2013 and filed on November 14, 2013.

Page 10 of 14 Pages

This Amendment No. 6 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on March 23, 2009 by the Reporting Persons, as previously amended by Amendment No. 1 on February 23, 2011, Amendment No. 2 on March 28, 2011, Amendment No. 3 on April 28, 2011, Amendment No. 4 on March 13, 2012 and Amendment No. 5 on April 8, 2013 (the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)      The following disclosure assumes that there are 110,449,569 shares of Common Stock outstanding as of November 8, 2013, which figure is based on information set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2013 and filed on November 14, 2013.

(b)      Pursuant to Rule 13d-3 under the Exchange Act, Lion/Hollywood may be deemed to beneficially own 21,606,025 shares of Common Stock, which are subject to issuance upon exercise of the Lion Warrants.  On an as-converted basis, the full 21,606,025 shares of Common Stock issuable upon exercise of the Lion Warrants would, as of December 4, 2013, constitute approximately 16.4% of the Common Stock outstanding upon such exercise.  As a result of the Investment Voting Agreement (as defined in Item 6), Lion/Hollywood and Mr. Charney may be deemed to constitute a “group” under Rule 13d-5(b)(1) of the Exchange Act that collectively beneficially owns approximately 68,815,431 shares of Common Stock, or 52.1% of the Issuer’s total number of shares of Common Stock outstanding as of December 4, 2013 (after giving effect to the issuance of the full 21,606,025 shares of Common Stock issuable upon exercise of the Lion Warrants), for purposes of Section 13(d) of the Exchange Act, based on the information regarding Mr. Charney’s beneficial ownership of shares of Common Stock set forth in the Schedule 13D Amendment No. 10 filing made by Mr. Charney on July 5, 2013.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion/Hollywood is a member of a group with Mr. Charney for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such membership is expressly disclaimed. In addition, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion/Hollywood is the beneficial owner of any Common Stock beneficially owned by Mr. Charney for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

As the sole members of Lion/Hollywood, LCFII, Lion Capital (Guernsey) II Limited (“LCGII”), LCFIIB and LCFIISBS have or share the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion/Hollywood.  As a result, each of LCFII, LCGII, LCFIIB and LCFIISBS may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Lion/Hollywood.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of LCFII, LCGII, LCFIIB or LCFIISBS is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of LCFII, LCGII, LCFIIB and LCFIISBS therein.

As the sole general partner of each of LCFII, LCFIIB and LCFIISBS, Lion Capital GPII has the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by LCFII, LCFIIB and LCFIISBS.  As a result, Lion Capital GPII may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by LCFII, LCFIIB and LCFIISBS.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion Capital GPII is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Lion Capital GPII’s pecuniary interest therein.

As the manager of each of Lion Capital GPII, LCFII, LCFIIB and LCFIISBS, Lion Capital has the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion Capital GPII, LCFII, LCFIIB and LCFIISBS.  As a result, Lion Capital may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Lion Capital GPII, LCFII, LCFIIB and LCFIISBS.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Lion Capital is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of Lion Capital’s pecuniary interest therein.

Page 11 of 14 Pages

As founding and designated members of Lion Capital, Messrs. Lea and Darwent have or share the power to direct the voting of and disposition of any shares of Common Stock deemed to be beneficially owned by Lion Capital.  As a result, Messrs. Lea and Darwent may be deemed to beneficially own any shares of Common Stock deemed to be beneficially owned by Lion Capital.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of Messrs. Lea or Darwent is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of the pecuniary interest of each of Messrs. Lea and Darwent therein.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following after the last paragraph of Item 6:

2013 Lion Loan Agreement

On November 29, 2013, the Issuer entered into an amendment to the Credit Agreement, dated as of May 22, 2013 (as amended, the “2013 Lion Loan Agreement”) among the Issuer, in its capacity as borrower, certain subsidiaries of the Issuer, in their capacity as facility guarantors, Lion/Hollywood, as initial lender (in such capacity, the “2013 Initial Lender”), and the other lenders from time to time party thereto, to increase the loan amount under the agreement by $5.0 million and to make certain other technical amendments.

Pursuant to the 2013 Lion Loan Agreement, the 2013 Initial Lender has made term loans to the Issuer in an aggregate amount equal to $9.5 million. The term loans under the 2013 Lion Loan Agreement mature on October 4, 2018 and bear interest at a rate of 18% per annum, subject to increase to a rate of 20% per annum upon the occurrence of a special interest trigger event (as described below).  Interest under the 2013 Lion Loan Agreement is payable in cash or, to the extent permitted by the Issuer’s other debt agreements, in-kind. The Issuer’s obligations under the 2013 Lion Loan Agreement are guaranteed by the Issuer’s domestic subsidiaries (together with the Issuer, the “2013 Loan Parties”).

In the event that the Issuer’s net leverage ratio for the year ended December 31, 2013 is greater than 4.50 to 1.00 (referred to as a “special interest trigger event”), interest on the loans will accrue at the rate of 20% per annum, retroactive to May 22, 2013 or November 29, 2013, in each case, for loans made as of that date.  The 2013 Lion Loan Agreement contains customary representations and warranties and events of default and a covenant to comply with certain covenants contained in the Indenture (the “Senior Notes Indenture”) dated April 4, 2013, by and among the Issuer, the guarantors party thereto and the U.S. Bank National Association, as trustee and collateral agent (these covenants impose restrictions and limitations on, among other things, dividends, investments, asset sales, and the ability of the 2013 Loan Parties to incur additional debt and liens). The Issuer is permitted to prepay the loans under the 2013 Lion Loan Agreement, on at least two business days’ prior notice, subject to a prepayment penalty. The loans under the 2013 Lion Loan Agreement are currently unsecured, but at such time, if any, that the terms of the Issuer’s other debt agreements permit the obligations under the 2013 Lion Loan Agreement to be secured, the Issuer is obligated to cause such obligations to be secured on a junior priority basis to the obligations under the Senior Notes Indenture  and the Issuer’s credit facility with Capital One Leverage Finance Corp.

The foregoing description of the 2013 Lion Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the 2013 Lion Loan Agreement, a copy of which will be filed as an exhibit to the Issuer's Form 10-K for the year ending December 31, 2013.

Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 2013

LION/HOLLYWOOD L.L.C.
By:	/s/ Jeff Chang
Name: Jeff Chang Title: Vice President

LION CAPITAL FUND II, L.P.
By:	Lion Capital LLP, its Manager
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

LION CAPITAL (GUERNSEY) II LIMITED

By:	/s/ Hayley Tanguy
Name: Hayley Tanguy Title: Director

LION CAPITAL FUND II B, L.P.
By:	Lion Capital LLP, its Manager
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

LION CAPITAL FUND II SBS, L.P.
By:	Lion Capital LLP, its Manager
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

Page 13 of 14 Pages

LION CAPITAL GENERAL PARTNER II LLP
By:	Lion Capital LLP, its Manager
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

LION CAPITAL LLP
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

LYNDON LEA
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

ROBERT DARWENT
By:	/s/ Paul Cooper
Name: Paul Cooper Title: Attorney-in-Fact

Page 14 of 14 Pages